FlexEnergy Green Solutions, Inc.

112 Corporate Drive

Portsmouth, NH 03801

February 23, 2022

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Attention:	Jennifer Angelini Erin Purnell
Re:	FlexEnergy Green Solutions, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-260111

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), FlexEnergy Green Solutions, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the above-referenced Registration Statement on Form S-1, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 7, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission. However, the Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Securities and Exchange Commission February 23, 2022 Page 2

Please contact Gregg Amber at (714) 641-3425, or Garett Sleichter at (714) 641-3495, of Rutan & Tucker, LLP, counsel to the Company, if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter. We also respectfully request that a copy of the Commission’s order granting withdrawal of the Registration Statement be sent to Gregg Amber at gamber@rutan.com. Thank you for your assistance.

Sincerely,

FLEXENERGY GREEN SOLUTIONS, INC.

/s/ Mark Schnepel

Mark Schnepel
Chief Executive Officer

cc:	Gregg Amber, Rutan & Tucker, LLP
Garett Sleichter, Rutan & Tucker, LLP